FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of January

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X            Form 40-F

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is for information purposes only and does not constitute, or form part of, any invitation or offer to acquire, purchase or subscribe for any securities of HSBC Holdings, HSBC Asia Pacific or Hang Seng Bank, nor is it an invitation or offer to or a solicitation of any offer to acquire, purchase or subscribe for securities of HSBC Holdings, HSBC Asia Pacific or Hang Seng Bank, or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities of HSBC Holdings, HSBC Asia Pacific or Hang Seng Bank in any jurisdiction in contravention of applicable law. This announcement is not for release, publication or distribution, in whole or in part, in or into or from any other jurisdiction where to do so would constitute a violation of the relevant laws or regulations of such jurisdiction.

HSBC Holdings plc (Hong Kong Stock Code: 5)	Hang Seng Bank Limited (Stock Codes: 11 (HKD Counter) and 80011 (RMB Counter))
The Hongkong and Shanghai Banking Corporation Limited

JOINT ANNOUNCEMENT

(1) PROPOSAL FOR THE PRIVATISATION OF HANG SENG BANK LIMITED
BY THE HONGKONG AND SHANGHAI BANKING CORPORATION LIMITED
BY WAY OF A SCHEME OF ARRANGEMENT
UNDER SECTION 673 OF THE COMPANIES ORDINANCE

(2) EFFECTIVE DATE OF THE SCHEME

(3) DATE OF WITHDRAWAL OF LISTING OF HANG SENG BANK SHARES

AND

(4) PAYMENT OF SCHEME CONSIDERATION

Joint Financial Advisers to HSBC Holdings and HSBC Asia Pacific (in alphabetical order) BofA Securities Goldman Sachs	Financial Adviser to Hang Seng Bank Morgan Stanley
Financial Adviser to HSBC Asia Pacific The Hongkong and Shanghai Banking Corporation Limited	Independent Financial Adviser to the Hang Seng Bank IBC Somerley Capital Limited

INTRODUCTION

Reference is made to (i) the composite scheme document dated 15 December 2025 jointly issued by HSBC Holdings plc ("HSBC Holdings"), The Hongkong and Shanghai Banking Corporation Limited ("HSBC Asia Pacific") and Hang Seng Bank Limited ("Hang Seng Bank") in relation to the Proposal and the Scheme (the "Scheme Document"); (ii) the joint announcement dated 8 January 2026 jointly issued by HSBC Holdings, HSBC Asia Pacific and Hang Seng Bank regarding, among others, the results of the Hang Seng Bank Court Meeting and the Hang Seng Bank General Meeting (the "Poll Results Announcement"); and (iii) the joint announcement dated 23 January 2026 jointly issued by HSBC Holdings, HSBC Asia Pacific and Hang Seng Bank regarding, among others, the sanction of the Scheme by the High Court (the "Sanction Announcement").

Unless otherwise defined herein, terms defined in the Scheme Document and Sanction Announcement shall have the same meanings when used in this joint announcement.

EFFECTIVE DATE OF THE SCHEME

As disclosed in the Sanction Announcement, the Scheme was sanctioned without modification by the High Court at the court hearing held on Friday, 23 January 2026. The Capital Reduction was also confirmed by the High Court on the same day at the same hearing. An office copy of the Order, together with the Minute and the Return were registered by the Registrar of Companies in Hong Kong on Monday, 26 January 2026.

All the Conditions of the Scheme set out in the section headed "5. Conditions of the Proposal" in the Explanatory Statement set out on pages 96 to 100 of the Scheme Document have been satisfied and the Scheme became binding and effective on Monday, 26 January 2026 (being the Scheme Effective Date).

WITHDRAWAL OF LISTING OF HANG SENG BANK SHARES

Pursuant to the approval of the Hong Kong Stock Exchange, the listing of Hang Seng Bank Shares on the Hong Kong Stock Exchange will be withdrawn at 4:00 p.m. on Tuesday, 27 January 2026.

PAYMENT OF SCHEME CONSIDERATION

The Scheme Consideration per Scheme Share will be paid to the Scheme Shareholders whose names appeared on the register of members of Hang Seng Bank on the Scheme Record Date as soon as possible but in any event no later than the seventh (7th) business day (as defined in the Takeovers Code) from the Scheme Effective Date. Payment of the Scheme Consideration will be made by or on behalf of HSBC Asia Pacific (including by HSBC Holdings on behalf of HSBC Asia Pacific) to the Scheme Shareholders (other than HKSCC Nominees) by way of cheque and to HKSCC Nominees by electronic bank transfer. The cheques for the payment of the Scheme Consideration to the Scheme Shareholder (other than HKSCC Nominees) are expected to be despatched, and payment of the Scheme Consideration to HKSCC Nominees by electronic bank transfer is expected to be made, on or before Wednesday, 4 February 2026.

All such cheques for payment of the Scheme Consideration will be despatched by ordinary post in postage pre-paid envelopes addressed to the Scheme Shareholders (other than HKSCC Nominees) at their respective addresses as appearing in the register of members of Hang Seng Bank as at the Scheme Record Date or, in the case of joint holders, at the address appearing in the register of members of Hang Seng Bank as at the Scheme Record Date of the joint holder whose name then stands first in the register of members of Hang Seng Bank in respect of the relevant joint holding. All such cheques shall be posted at the risk of the addressees and none of HSBC Holdings, HSBC Asia Pacific, Hang Seng Bank, BofA Securities, Goldman Sachs, HSBC Asia Pacific FA, Morgan Stanley, the Depositary (or any of its designees), the Hang Seng Bank IFA and the Share Registrar and their respective directors, employees, officers, agents, advisers, associates and affiliates and any other persons involved in the Proposal shall be responsible for any loss or delay in the despatch of the same.

For and on behalf of HSBC Holdings plc Brendan Nelson Group Chairman	For and on behalf of Hang Seng Bank Limited Edward Cheng Wai Sun Chairman
For and on behalf of The Hongkong and Shanghai Banking Corporation Limited Dr. Peter Wong Tung Shun Non-executive Chairman

The board of directors of HSBC Holdings plc as at the date of this announcement comprises: Brendan Robert Nelson*, Georges Bahjat Elhedery, Geraldine Joyce Buckingham†, Wei Sun Christianson†, Rachel Duan†, Dame Carolyn Julie Fairbairn†, James Anthony Forese†, Ann Frances Godbehere†, Steven Craig Guggenheimer†, Manveen (Pam) Kaur, Dr José Antonio Meade Kuribreña†, Kalpana Jaisingh Morparia†, Eileen K Murray† and Swee Lian Teo†.

* Independent non-executive Chair
 † Independent non-executive Director

The board of directors of HSBC Asia Pacific as at the date of this announcement comprises: Dr. Peter Wong Tung Shun#, David Gordon Eldon*, David Liao Yi Chien, Surendranath Ravi Rosha, Paul Jeremy Brough*, Judy Chau Lai Kun*, Edward Cheng Wai Sun*, Sonia Cheng Chi Man*, Choi Yiu Kwan*, Andrea Lisa Della Mattea*, Manveen (Pam) Kaur#, Rajnish Kumar*, Beau Kuok Khoon Chen*, Fred Lam Tin Fuk* and Annabelle Long Yu*.

 # Non-executive Directors
* Independent Non-executive Directors

The Hang Seng Bank Board as at the date of this announcement comprises: Edward Cheng Wai Sun* (Chairman), Luanne Lim Hui Hung (Chief Executive), Cordelia Chung*, Kathleen Gan Chieh Huey#, Clement Kwok King Man*, Patricia Lam Sze Wan*, David Liao Yi Chien#, Lin Huey Ru*, Saw Say Pin (Chief Financial Officer), Wang Xiao Bin* and Catherine Zhou Rong#.

 # Non-executive Directors
* Independent Non-executive Directors

Hong Kong, 26 January 2026

HSBC Holdings plc
Registered Office and Group Head Office: 8 Canada Square, London E14 5HQ,
United Kingdom
Web: www.hsbc.com
Incorporated in England and Wales with
limited liability. Registration number 617987

The Hongkong and Shanghai Banking Corporation Limited
香港上海滙豐銀行有限公司
Registered Office and Group Head Office: 1 Queen's Road Central, Hong Kong
Incorporated in Hong Kong with limited liability

Hang Seng Bank Limited
恒生銀行有限公司
Registered Office and Head Office:
83 Des Voeux Road Central, Hong Kong Incorporated in Hong Kong with limited liability

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 26 January 2026